SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Independence Realty Trust, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45378A106

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 45378A106	13G/A	Page 2 of 7

1	NAME OF REPORTING PERSONS Highland Capital Management Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,823,405**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,823,405**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,823,405**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 45378A106	13G/A	Page 3 of 7

1	NAME OF REPORTING PERSONS Strand Advisors XVI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,823,405**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,823,405**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,823,405**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 45378A106	13G/A	Page 4 of 7

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,464,406**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,464,406**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,464,406**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G/A

This Amendment No. 1 to Schedule 13G (this “Amendment”) is being filed on behalf of Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“Highland Fund Advisors”), Strand Advisors XVI, Inc., a Delaware corporation (“Strand XVI”), and James D. Dondero (collectively, the “Reporting Persons”). This Amendment modifies the original Schedule 13G filed with the Securities and Exchange Commission on February 10, 2017 (the “Original 13G”) by the Reporting Persons.

Brad Ross is the President of Strand XVI. Strand XVI is the general partner of Highland Fund Advisors. Highland Fund Advisors is the investment advisor to certain funds and managed accounts (the “Highland Funds”). This Amendment relates to the Common Stock (the “Common Stock”) of Independence Realty Trust, Inc., a Maryland corporation (the “Issuer”), held by (i) the Highland Funds and (ii) certain other private funds and managed accounts ultimately advised by James D. Dondero (together with the Highland Funds, the “Funds”).

Item 4 Ownership.

Item 4 of the Original 13G is hereby amended and restated to read as follows:

(a)	Highland Fund Advisors, as the investment advisor to the Highland Funds, and Strand XVI, as the general partner of Highland Fund Advisors, may be deemed the beneficial owners of the 1,823,405 shares of Common Stock held by the Highland Funds.

Mr. Dondero may be deemed the beneficial owner of the 2,464,406 shares of Common Stock held by the Funds.

(b)	Highland Fund Advisors and Strand XVI may be deemed the beneficial owners of 2.2% of the outstanding shares of Common Stock held by the Highland Funds. This percentage was determined by dividing 1,823,405, the number of shares of Common Stock held directly by the Highland Funds, by 83,518,602, which is the number of shares of Common Stock outstanding as of October 30, 2017 according to the Issuer’s Form 10-Q filed with the Securities Exchange Commission on October 31, 2017.

Mr. Dondero may be deemed the beneficial owner of 3.0% of the outstanding Common Stock held by the Funds. This percentage was determined by dividing 2,464,406, the number of shares of Common Stock held directly by the Funds, by 83,518,602, which is the number of shares of Common Stock outstanding as of October 30, 2017 according to the Issuer’s Form 10-Q filed with the Securities Exchange Commission on October 31, 2017.

(c)	Highland Fund Advisors and Strand XVI have the shared power to vote and dispose of the 1,823,405 shares of Common Stock held by the Highland Funds.

Mr. Dondero has the the shared power to vote and dispose of the 2,464,406 shares of Common Stock held by the Funds.

Item 5 Ownership of Five Percent or Less of a Class.

Item 5 of the Original 13G is hereby amended and restated to read as follows:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following  ☒.

Item 10 Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By:	Strand Advisors XVI, Inc., its general partner

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Secretary

STRAND ADVISORS XVI, INC.

	By:	/s/ Dustin Norris
	Name:	Dustin Norris
	Title:	Secretary

/s/ James D. Dondero
James D. Dondero